SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                September 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for each reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	Page 2 of 5

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,656,293
8. Shared Voting Power 498,910
9. Sole Dispositive Power 1,656,293
10. Shared Dispositive Power 498,910
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,203
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 10.4%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	Page 3 of 5

EXPLANARY NOTE

This Amendment No. 9 (this “Amendment”) amends Items 2 and  5 in their entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 8, as defined below) to the statement on Schedule 13D originally filed by Linda Shaw with the Securities and Exchange Commission (the “SEC”) on December 15, 2006 (the “Original Filing”). Amendment No. 1 to the Original Filing filed with the SEC on June 19, 2006 through Amendment No. 8 to the Original Filing filed with the SEC on February 14, 2012 (the “Amendment No. 8”) were jointly filed by Linda Shaw, Deborah Shaw and the Estate of William Shaw (the “Estate”). Capitalized terms used herein shall have the meanings ascribed to such terms in the Original Filing, as amended.

This Amendment reports changes in the beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of shares of Common Stock of the Issuer owned by Deborah Shaw since Amendment No. 8. This Amendment excludes Linda Shaw and the Estate, who had previously jointly reported their beneficial ownership with Deborah Shaw described above. Linda Shaw will continue to report her beneficial ownership separately on Schedule 13D. As reported in Amendment No. 8, with the final distribution of shares of Common Stock on June 17, 2010, the Estate ceased being the beneficial owner of any shares of Common Stock.

Item 2.                      Identity and Background

The Statement is being filed by Deborah Shaw (the “reporting person”).  The reporting person is a director of the Issuer. The reporting person is a United States citizen and is a Psychologist with an address of 2908 Maple Avenue, Manhattan Beach, CA 90266.

During the last five years the reporting person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                      Interest in Securities of the Issuer.

(a) and (b)
   As of the date hereof, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 2,155,203 shares of Common Stock. These shares represent, in the aggregate, approximately 10.4% of the 20,814,596 outstanding shares of Common Stock as of the date hereof (shares outstanding include 1,800 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof). The number of shares as to which the reporting person has:

Sole power to vote or to direct the vote is:	1,656,293
Shared power to vote or to direct the vote is:	498,910
Sole power to dispose or to direct the disposition of is:	1,656,293
Shared power to dispose or to direct the disposition of is:	498,910

CUSIP No. 928703107	Page 4 of 5

Of the shares as to which the reporting person has the sole power to vote or direct the vote and to dispose or direct the disposition, (a) 1,800 shares underlie a stock option held by the reporting person (the extent to which such option is currently exercisable or becomes exercisable within 60 days after the date hereof) that were granted to her by the Issuer as a director of the Issuer and (b) 71,220 shares are held by the reporting person as custodian under the California Uniform Transfers to Minors Act for the benefit of her children.  The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 71,220 shares.

Of the shares as to which the reporting person shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 56,956 shares are owned by trusts for the benefit of the children of Linda Shaw, the reporting person’s sister, of which trusts the reporting person is co-trustee with Linda Shaw, the sister of the reporting person, and Bruce Goodman, the spouse of Linda Shaw (and a director of the Issuer), (b) 436,205 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts the reporting person and Bruce Goodman are co-trustees and (c) 5,749 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., a charitable foundation of which the reporting person, Linda Shaw and a daughter of the reporting person are the directors.  The filing of this statement shall not be construed as an admission that the reporting person, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 498,910 shares.

The foregoing amounts exclude (a) 23,019 shares owned by the spouse of the reporting person individually, (b) 34,584 shares owned by the spouse of the reporting person as custodian for the children of the reporting person, and (c) 259,830 shares held by the spouse of the reporting person and his sister as co-trustees for the benefit of children of the reporting person. The reporting person disclaims beneficial ownership of all of the foregoing 317,433 shares

(c)           Since the filing of Amendment No. 8, the only transactions in the Common Stock effecting the reporting person’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i)           On March 22, 2012, Linda Shaw gifted 206,063 shares in aggregate to trusts for the benefit of her children, the trustees of which are the reporting person and Bruce Goodman, the spouse of Linda Shaw. As a result of this transaction, the reporting person’s shared voting and dispositive power increased by 206,063 shares.

(ii)           On September 12, 2012, Linda Shaw gifted 8,000 shares in aggregate to trusts for the benefit of her children, the trustees of which are the reporting person, Linda Shaw and Bruce Goodman.  As a result of this transaction, the reporting person’s shared voting and dispositive power increased by 8,000 shares.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 928703107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           December 12, 2012

/s/ Deborah Shaw
Deborah Shaw